SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 27, 2003

Date of Earliest Event Reported: October 24, 2003

Verdisys, Inc.

(Exact Name of Registrant as Specified in its Charter)

California	333-64122	22-3755993
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

10600 N. De Anza Boulevard, Suite 250
Cupertino, California 95014

(Address of Principal Executive Offices)

(510) 749-0836

Registrants Telephone Number

(Former Name or Address of Registrant)

Item 5. Other Events

Verdisys, Inc, at its option, files the following information:

On October 24, 2003, Verdisys, Inc. sold 833,333 shares of its , no par value, common stock at a purchase price of $6.00 per share for a total purchase price of $5,000,000.

The shares issued in the offering contain a restrictive legend; as they have not been registered under the Securities Act of 1933 or any State Securities Act. Therefore in the absence of an effective registration statement, the shares can only be sold pursuant to some exception from registration, such as Rule 144 of the Act which requires, among other conditions, that the Shares must be held for a minimum of one (1) year.

Verdisys, Inc. has paid fees associated with this sale totaling $420,000 resulting in net proceeds to the company of $4,580,000.

The Subscription Agreement for the sale has two provisions that if triggered by a drop in the 30 day average closing price of Verdisys, Inc. common stock, could result in the issuance of a maximum of 277,778 additional shares of common stock for no additional compensation. If this occurs, a total of 1,111,111 common shares will have been issued for a price of $4.50 per share.

The Subscription Agreement for the sale also confers registration rights to the Purchaser for the all of the common stock purchased in this transaction and an additional 300,000 common shares purchased from a director of the company in a prior unrelated private transaction.

This offering was intended to be exempt from registration in reliance on Section 4(2) of the Securities Act of 1933 (the "Act") and the provisions of Rule 506 of Regulation D there under.

The purpose of this offering was to provide additional operating capital to assist the company in fulfilling its current commitments and expanding operations related to Lateral Drilling operations and Satellite Data Services.

Pursuant to the Subscription Agreement, Verdisys, Inc. is including as exhibits to this report: the Subscription Agreement which includes the Registration Rights Agreement. These exhibits contain all the terms of the offering.

Item 7. Exhibits

Verdisys, Inc. provides herewith the following exhibits.

Exhibit 99.1   Subscription Agreement by and between Verdisys, Inc. and Gryphon Master Fund, L.P dated October 23, 2003. and the included Registration Rights Agreement by and between Verdisys, Inc. and Gryphon Master Fund, L.P. dated October 24, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VERDISYS, INC.

Date: October 27, 2003   By: \s\   Dan Williams, President
                                                                     Dan Williams, President
                                                                  Principal Executive Officer

Date: October 27, 2003   By: \s\   Andrew Wilson, CFO
                                                                     Andrew Wilson, Chief Financial Officer
                                                                  Principal Accounting Officer